

Apollo Hospitals

CHENNAI

touching lives

Date : January 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302





06010286

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the 9,000,000 Global Depositary Receipts (GDRs) issued by the Company are admitted to trade on the International Order Book trading platform of London Stock Exchange (LSE) with effect from 23rd December 2005 and the copy of the email received from (LSE) is enclosed for your reference.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

apolloshares@vsnl.net

From: Mattu, Kam [kmattu@londonstockexchange.com]
Sent: Thursday, December 22, 2005 12:54 PM
To: apolloshares@vsnl.net; Sandeman, Hugh
Cc: Mkt Srvs Issuer Implementation; issuer; Sandeman, Hugh
Subject: RE: Listing of GDRs at London Stock Exchange

S.K,

Thank you for confirming this. The GDRs will be admitted wef from Friday 23rd December

Kind regards
Kam

-----Original Message-----
From: apolloshares@vsnl.net [mailto:apolloshares@vsnl.net]
Sent: 22 December 2005 05:47
To: Mattu, Kam; Sandeman, Hugh
Cc: Mkt Srvs Issuer Implementation; 'issuer'; Sandeman, Hugh
Subject: RE: Listing of GDRs at London Stock Exchange

Dear Kam Mattu,

With reference to your email, we hereby confirm that the Company shall pay the admission fee for admitting our GDRs to trade on the IOB Platform of London Stock Exchange. Kindly let us know the exact fee and also details of remittance.

We request you to admit the GDRs in your stock exchange.

Regards

S.K. VENKATARAMAN
CFO & COMPANY SECRETARY
APOLLO HOSPITALS.

-----Original Message-----
From: Mattu, Kam [mailto:kmattu@londonstockexchange.com]
Sent: Wednesday, December 21, 2005 8:23 PM
To: apolloshares@vsnl.net; Sandeman, Hugh
Cc: Mkt Srvs Issuer Implementation; issuer; Sandeman, Hugh
Subject: RE: Listing of GDRs at London Stock Exchange

S.K,

Further to my earlier emails. Please be aware that the admission fee will be approximately £26,7000 and the annual fee will be £1,010. Please note this will be subject to change. We are willing to admit these as soon as possible pending confirmation that you are happy to pay this fee.

Kind regards
Kam

-----Original Message-----
From: apolloshares@vsnl.net [mailto:apolloshares@vsnl.net]
Sent: 21 December 2005 03:26
To: Sandeman, Hugh; Mattu, Kam
Cc: Mkt Srvs Issuer Implementation; 'issuer'
Subject: Listing of GDRs at London Stock Exchange